Exhibit 99.1

2-1250 Waverley Street Winnipeg, Manitoba, Canada R3T 6C6 Phone: 204-487-7412 Fax: 204-488-9823 www.medicure.com

MEDICURE PROVIDES UPDATE ON TARDOXAL AND TEND-TD STUDY

WINNIPEG, Manitoba – (August 13, 2014) Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTCQB:MCUJF), a specialty pharmaceutical company, announces that the preliminary results of its Phase IIa Clinical Trial, TardoxalTM for the Treatment of Tardive Dyskinesia (TEND-TD) showed a non-statistically significant improvement in the primary efficacy endpoint in patients treated with Tardoxal.  Medicure views these preliminary results as supportive of continuing the program and developing a modified formulation as a prelude to a larger, confirmatory Phase II study.

TEND-TD was planned as a 140 patient Phase II clinical trial to evaluate the efficacy and safety of Tardoxal for the treatment of Tardive Dyskinesia (TD), with a pre-planned interim analysis after approximately 40 patients were enrolled. The primary efficacy endpoint for the study was a decrease in involuntary movements as measured by the Abnormal Involuntary Movement Scale (AIMS), a standardized test used to detect and monitor TD and other movement disorders.  The results from all 37 patients (17 randomized to Tardoxal and 20 to matching placebo) who completed the 12 week treatment period showed a trend to greater improvement in AIMS score from baseline to completion of study in the Tardoxal group versus placebo.  The study was not adequately powered to assess efficacy and the improvement noted was not statistically significant.  No significant differences between the study groups were seen in safety endpoints, however, there was a trend to increased nausea reported in the treatment group.  This side effect was anticipated and has been seen in the Company’s previous clinical studies with the product.  As it was not feasible to complete an adequately powered study prior to expiry of the product and due to the Company’s limited financial resources at that time, enrollment was stopped after attainment of the target number for the pre-planned interim analysis.

Further details on the results are not being released at this time pending additional evaluation in conjunction with the Principal Investigator, Dr. Gary Remington, Director of the Medication Assessment Clinic, Schizophrenia Program, Centre for Addiction and Mental Health and Professor and Schizophrenia Head, Division of Brain and Therapeutics, Department of Psychiatry, University of Toronto. The trial was conducted by Medicure’s subsidiary, Medicure International, Inc.  Further study information is available at: http://clinicaltrials.gov/ct2/show/NCT00917293?term=medicure&rank=5

“We are grateful to the investigators, staff and patients who participated in this study as we work to develop a safe and effective treatment for this debilitating condition,” stated Dr. Albert D. Friesen, CEO of Medicure.  “The results from TEND-TD give us sufficient confidence to maintain this program and to make plans for the next step in the advancement of Tardoxal. Continued progress and growth in our Aggrastat commercial business, has improved our ability to find value in other areas, such as revisiting and continuing our efforts with Tardoxal.”

Medicure plans to maintain a modest investment in the research and development of Tardoxal over the next several months and is currently exploring modified formulations to reduce nausea that may be associated with use of the product.  A larger, confirmatory Phase II study will be required to evaluate and confirm the safety and efficacy of Tardoxal in treatment of TD.  Tardoxal is an experimental drug and has not been approved for commercial use by regulatory bodies such as the U.S. Food and Drug Administration (FDA) or Health Canada.

Tardoxal continues to have Fast Track designation from the FDA for the treatment of moderate to severe TD. Fast Track designation is designed to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs.

About Tardive Dyskinesia

TardoxalTM is a naturally occurring, small molecule drug that may have the potential to provide a safe and effective approach to treating patients with tardive dyskinesia (TD).  TD is a socially stigmatizing and potentially irreversible long-term disorder caused by treatment with antipsychotic medications which are generally prescribed for conditions such as schizophrenia and schizoaffective disorder. The condition is characterized by repetitive, involuntary, purposeless movements, which may include grimacing, tongue protrusion, lip smacking, puckering and pursing of lips, and rapid eye blinking. TD can also lead to unintelligible speech, respiratory distress, postural imbalance, and depression. Management of TD is challenging for the clinician as dose reduction of the prescribed antipsychotic medication may be accompanied by worsening of symptoms or psychotic relapse. Despite extensive research, there are currently no FDA-approved drugs for the management or treatment of TD.  Approximately 4 million people in the United States receive antipsychotic drugs of which approximately 5 to 20% have TD.

About Medicure Inc.

Medicure is a specialty pharmaceutical company focused on the development and commercialization of novel small molecule therapeutics.  The primary focus of the Company and its subsidiaries is the marketing and distribution of AGGRASTAT (tirofiban HCl) for non-ST elevation acute coronary syndrome in the United States, where it is sold through the Company’s U.S. subsidiary, Medicure Pharma, Inc.  For more information on Medicure please visit www.medicure.com.

For more information, please contact:

Dawson Reimer
President & COO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure’s e-mail list, please visit:
http://www.medicure.com/news.html

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Forward Looking Information Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words “believes”, “may”, “plans”, “will”, “estimates”, “continues”, “anticipates”, “intends”, “expects” and similar expressions, may constitute “forward-looking information” within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as “forward-looking statements”). Forward-looking statements, including the potential for Medicure to complete the development of Tardoxal and for the product to have any benefit for the treatment of tardive dyskinesia, are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company’s revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company’s research and development projects; the availability of financing for the Company’s commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company’s other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the “Risk Factors” section of its Form 20F for the year ended May 31, 2013.